Exhibit 12.1

 Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Pretax income from operations	$94,739	$91,922	$70,655	$82,548	$142,586	$69,694
Fixed charges (1)	45,699	46,436	32,115	27,680	25,094	20,949
Income from unconsolidated entities	(8,775)	(11,921)	(13,055)	(7,865)	(4,562)	(2,297)
Distributions of income from unconsolidated entities	3,945	7,628	7,509	5,392	2,238	2,112
(Income) loss attributable to non-controlling interest in consolidated variable interest entities	(2,001)	3,413	(9)	—	—	—
Total Earnings	$133,607	$137,478	$97,215	$107,755	$165,356	$90,458
Fixed Charges:
Interest expense (1)	$45,699	$46,436	$32,115	$27,680	$25,094	$20,949
Total Fixed Charges	45,699	46,436	32,115	27,680	25,094	20,949
Preferred stock dividends	17,775	15,660	12,900	10,990	5,812	3,568
Total Combined Fixed Charges and Preferred Stock Dividends	$63,474	$62,096	$45,015	$38,670	$30,906	$24,517
Ratio of earnings to fixed charges	2.92	2.96	3.03	3.89	6.59	4.32
Ratio of earnings to combined fixed charges and preferred stock dividends	2.10	2.21	2.16	2.79	5.35	3.69
Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	NA

(1)
Excludes interest expense on multi-family collateralized debt obligations of the Consolidated K-Series, which we are required to consolidate in our financial statements under generally accepted accounting principles. We do not have any claims to the assets (other than the securities represented by our first loss pieces) or obligations for the liabilities of the Consolidated K-Series.